  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated November 23, 2009, announcing that the Company Reports Financial Results

For The Third Quarter And Nine-Month Period Ended September 30, 2009.

 Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

ATHENS, GREECE, November 23, 2009 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes,  announced today its unaudited financial and operating results for the third quarter and nine-month period ended September 30, 2009.

Akis Tsirigakis, President and CEO of Star Bulk commented:  “We are pleased to report strong operational results for the third quarter of 2009, exceeding expectations. Excluding non-cash items, Net Income for the quarter was $12.4 million or $0.20 per share and adjusted EBITDA was $28.3 million. Our cost control campaign has generated tangible results, General and Administrative expenses decreased by 37%, while vessel operating expenses decreased by $1.9 million or 20%, compared with the third quarter of last year. Our efforts were aided by the transfer in-house of the technical management of our fleet.

During the quarter we further enhanced our Company’s financial and operational stability. We secured new time charters with reputable charterers improving the quality and visibility of our earnings and achieving 100% charter coverage for our fleet for 2009, 85% for 2010 and 42% for 2011. Evidencing our strong financial condition, after securing the required consent of our lenders, we declared a dividend of $0.05 per common share, thereby continuing to reward our shareholders with regular dividends.

With a young and modern fleet, low debt level, experienced management, efficient in-house technical and commercial fleet management, strong charter coverage and high liquidity, our Company is well positioned for continued growth creating value for its shareholders.”

George Syllantavos, Chief Financial Officer of Star Bulk commented:  “As of September 30, 2009, our senior debt was $259.5 million while our cash position stood at $63.3 million, translating into a net debt of approximately 25% of our total assets. We have already prepaid our debt installment scheduled for December 2009, thereby reducing our interest expense. Our remaining principal debt repayments are approximately $60 million for 2010, $32 million for 2011, thereafter reducing to approximately $25 million annually while we have no other capital expenditure commitments. The high contract coverage on our fleet generates positive cash flows which are expected to further reinforce our cash reserves while the in-house technical management of our fleet generates significant operational efficiencies and cost savings.”

Fleet Profile (As of November 23, 2009)

Vessel Name	Type	DWT	Year Built
Star Alpha (1)	Capesize	175,075	1992
Star Beta	Capesize	174,691	1993
Star Sigma	Capesize	184,403	1991
Star Ypsilon	Capesize	150,940	1991
Star Gamma	Supramax	53,098	2002
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Zeta	Supramax	52,994	2003
Star Theta	Supramax	52,425	2003
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Cosmo	Supramax	52,247	2005
Grand Total	12	1,106,253

(1) The Company has agreed to sell the Star Alpha to a third party for a contracted sale price of $19.85 million. The Company expects to deliver the vessel to the buyers in December 2009.

Third Quarter 2009 and 2008 Results

For the quarter ended September 30, 2009, total revenues amounted to $33.6 million compared to $65.2 million for the quarter ended September 30, 2008 mainly due to lower charter rates for most of our vessels imposed by the market.  Operating loss amounted to $70.7 million for the quarter ended September 30, 2009 compared to operating income of $37.6 million for the quarter ended September 30, 2008.  Net loss for the third quarter of 2009 amounted to $72.9 million or $1.19 loss per share calculated on 61,049,760 weighted average number of shares, basic and diluted. Net income for the third quarter of 2008 amounting to $35.2 million or $0.63 per basic share calculated on 55,873,973 weighted average number of shares, $0.62 per diluted share calculated on 56,971,504 weighted average number of shares.

The third quarter of 2009 net loss figure includes the following non-cash items:

•

Impairment loss of $75.1 million or $1.23 per basic and diluted share, in connection with the sale of the vessel Star Alpha, which has been classified as an asset held for sale and recorded at fair value less cost to sell.

•

A loss of $10.1 million or $0.17 per basic and diluted share associated with a loss on the time charter agreement termination which mainly relates to the reversal of unamortized fair value of an above-market acquired time charter on a vessel due to an early redelivery date.

Third quarter of 2008 net income figure includes the following non-cash items:

•

Gain of $1.02 million, or $0.02 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•

Net revenue of $16.89 million or $0.30 per basic and diluted share, representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

Expenses of $0.44 million, or $0.01 per basic and diluted share relating to stock-based compensation recognized in connection with the vesting of a portion of 315,000 restricted common shares issued to directors.

Adjusted EBITDA for the third quarter of 2009 and 2008 excluding the above items was $28.3 million and $34.2 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 12 and 12.1 vessels were owned and operated during the third quarter of 2009 and 2008, respectively, earning an average Time Charter Equivalent, (‘TCE”) rate per day of $29,474  and per day $45,756, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this release for further information regarding our calculation of TCE rates.

Total expenses, excluding the impairment loss from the sale of vessel Star Alpha, decreased approximately 16% to $24.1 million for the three-month period ended September 30, 2009 compared to $28.6 million for the three-month period ended September 30, 2008 mainly due to lower vessel operating expenses and a gain of $2.8 million related to FFA’s. Vessel operating expenses were $7.5 million for the third quarter of 2009 compared to $9.4 million for the same period last year.  The decrease in vessel operating expenses is mainly due to the change of management of half of our vessels during the three-month period ended September 30, 2009. Vessels managed in-house are proving to be substantially more cost effective than vessels managed by third party managers.

Depreciation expenses decreased to $13.7 million for the third quarter of 2009 from $14.0 million for the third quarter of 2008.

General and administrative expenses decreased approximately 37% to $1.7 million for the quarter ended September 30, 2009 from $2.7 million for the quarter ended September 30, 2008, respectively.  This decrease is mainly due to lower stock-based compensation expense.

Dividend Declaration:

On November 6, 2009, the Company announced that its Board of Directors declared a cash dividend of $0.05 per outstanding share of the Company's common stock for the three months ending September 30, 2009. The dividend is payable on or about December 4,2009 to shareholders of record as of November 27, 2009. The Company received written consent from each of its lenders for the declaration and payment of this dividend in respect of the third quarter of 2009, as required under the terms of the Company's waiver agreements with its lenders, in effect up to February 2010.

Nine-month period ended September 30, 2009 and 2008 Results

For the nine-month period ended September 30, 2009, total revenues amounted to $111.1 million compared to $166.1 million for the nine-month period ended September 30, 2008. This decrease is mainly due to lower charter rates earned for most of our vessels during 2009.  Operating loss amounted to $46.5 million for the nine-month period ended September 30, 2009 compared to operating income of $88.5 million for the nine-month period ended September 30, 2008.  Net loss for the nine-month period ended September 30, 2009 amounted to $53.9 million representing $0.89 loss per basic and diluted share calculated on 60,813,996 weighted average number of shares. Net income for the nine-month period ended September 30, 2008 amounted to $83.5 million or $1.63 per basic share calculated on 51,201,845 weighted average number of shares, and $1.54 per diluted share calculated on 54,200,802 weighted average number of shares.

Nine-month period ended September 30, 2009 net income figure includes the following non-cash items:

•

Impairment loss of $75.1 million or $1.23 per basic and diluted share, in connection with the sale of the vessel Star Alpha, which has been classified as an asset held for sale and recorded at fair value less cost to sell.

•

Net revenue of $5.4 million or $0.09 per basic and diluted share, representing amortization of fair value of below/above market acquired time charters, attached to vessels acquired, over the remaining period of the time charter into revenue.

•

A gain of $0.8 million or $0.01 per basic and diluted share associated with the gain on the time charter agreement termination which mainly relates to the reversal of unamortized fair value of below-market acquired time charter on a vessel due to an early redelivery date.

•

Expenses of $1.8 million, or $0.03 per basic and diluted share relating to the stock-based compensation recognized in connection with the vesting of a portion of 1,385,000 restricted shares (vested and unvested) issued to directors and employees.

Nine-month period ended September, 2008 net income figure includes the following non-cash items:

•

Vessel impairment loss of $3.6 million, or $0.07 per basic and diluted share, in connection with the sale of the vessel Star Iota.

•

Net revenue of $51.8 million, or $1.01 and $0.96 per basic and diluted share, respectively, attributable to the amortization of the fair value of time charters attached to vessels acquired, over the remaining period of the time charter.

•

Expenses of $2.7 million, or $0.05 per basic and diluted share, respectively, relating to the stock-based compensation recognized in connection with the vesting of a portion of 315,000 restricted common shares issued to directors.

Adjusted EBITDA for the nine-months period ended September 30, 2009 and 2008 excluding all the above items was $69.6 million and $78.0 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 12 and 10.3 vessels were owned and operated during the nine-months period ended September 30, 2009 and 2008, respectively, earning an average TCE rate per day of $31,515 and $43,353, respectively.  We refer you to the information under the heading “Summary of Selected Data” later in this release for further information regarding our calculation of TCE rates.

Total expenses increased to $88.6 million for the nine-month period ended September 30, 2009 compared to $74.0 million for the nine-month period ended September 30, 2008 due to higher vessel operating and voyage expenses and depreciation as a result of a longer operation period. Vessel operating expenses were $23.3 million for the nine-month period ended September 30 2009 compared to $19.7 million for the same period last year.  The increase in vessel operating expenses was due to the operation of a larger fleet, higher crewing and insurance expenses.

Depreciation expenses increased approximately 29% to $45.2 million for the nine-month period ended September 30, 2009 from $35.0 million for the nine-month period ended September 30, 2008 due to a longer operating period of our fleet.

General and administrative expenses decreased approximately 22% to $6.3 million for the nine- months period ended September 30, 2009 from $8.1 million the nine-month period ended September 30, 2008, respectively.  This decrease was mainly due to lower stock based compensation.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the nine months ended September 30, 2009 and 2008, was $59.0 million and $83.7 million, respectively.  Net cash provided by operating activities for the nine -month period ended September 30, 2009 was primarily a result of recorded net loss of $53.9 million, adjusted for depreciation of $45.2 million, and an impairment loss from sale of vessel Star Alpha which has been classified as asset held for sale and recorded at fair value less costs to sell of $75.1 million, and amortization of fair value of below/above market acquired time charter agreements of $5.4 million. Net cash provided by operating activities for the nine-months ended September 30, 2008 was primarily a result of recorded net income of $83.5 million, adjusted for depreciation, stock based compensation and the vessel impairment loss related to the sale of the vessel Star Iota of $41.3 million offset by the amortization of the fair value of below/above market acquired time charter agreements of $51.8 million.

Net cash used in investing activities for the nine-months ended September 30, 2009 and 2008, was $21.5 million and $440.8 million, respectively.  For the nine-month period ended September 30, 2009, there was an increase in restricted cash of $21.5 million relating to the waivers obtained for existing loan agreements and the FFA’s.  For the nine- months ended September 30, 2008 the cash used in investing activities related mainly to the payment of the cash consideration of $413.4 million paid for our initial fleet, $14.4 million related to the purchase price allocated to the above-market time charters and $13.0 million related to an increase in restricted cash.

Net cash used in financing activities for the nine months ended September 30, 2009 was $38.4 million as compared to $343.0 million of net cash provided by financing activities for the nine- months ended September 30, 2008. For the nine months ended September 30, 2009, net cash used in financing activities consisted of the payments of loan installments amounting to $37.0 million and a cash dividend payment of $3.1 million, mainly offset by cash provided from our directors’ dividend reinvestment of $1.9 million. For the nine-month period ended September 30, 2008 net cash provided by financing activities consisted of the drawdown of $317.5 million related to our loan facilities and the proceeds from exercise of warrants of $94.2 million mainly offset by $42.8 million of cash dividends paid, $12.5 million of repayments under our loan agreements and payments of $11.7 million in connection with our repurchase of common stock and warrants.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	September 30, 2008	September 30, 2009
Average number of vessels(1)	12.1	12.0
Number of vessels (as of the last day of the periods reported)	13	12
Average age of operational fleet (in years) (2)	10.6	10.4
Ownership days (3)	1,116	1,104
Available days (4)	1,056	1,090
Voyage days for fleet (5)	1,030	1,046
Fleet utilization (6)	97.5%	96.0%
Average per-day TCE rate (7)	$45,756	$29,474

	9 months ended	9 months ended
	September 30, 2008	September 30, 2009
Average number of vessels(1)	10.3	12
Number of vessels (as of the last day of the periods reported)	13	12
Average age of operational fleet (in years) (2)	10.6	10.4
Ownership days (3)	2,818	3,276
Available days (4)	2,629	3,192
Voyage days for fleet (5)	2,573	3,117
Fleet Utilization (6)	97.9%	97.7%
Average per-day TCE rate (7)	$43,353	$31,515

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Average age of operational fleet is calculated as at September 30, 2008 and 2009, respectively.

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(7) Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended September 30, 2008	3 months ended September 30, 2009	9 months ended September 30, 2008	9 months ended September 30, 2009

Revenues:	65,179	33,638	166,100	111,123
Expenses:
Voyage expenses	(1,158)	(2,859)	(2,743)	(7,479)
Vessel operating expenses	(9,413)	(7,486)	(19,746)	(23,325)
Drydocking expenses	(837)	(981)	(7,229)	(4,754)
Depreciation	(13,993)	(13,719)	(35,039)	(45,216)
Management fees	(477)	(169)	(1,067)	(702)
Gain/(loss) on FFA's	-	2,808	-	(802)
General and administrative expenses	(2,682)	(1,717)	(8,126)	(6,318)
Total expenses	(28,560)	(24,123)	(73,950)	(88,596)

Vessel impairment (loss)/gain	1,017	(75,092)	(3,625)	(75,092)
(Loss)/gain on time charter agreement termination	-	(5,097)	-	6,082

Operating income /(loss)	37,636	(70,674)	88,525	(46,483)

Interest and finance costs	(2,617)	(2,382)	(5,859)	(7,858)
Interest income	225	191	871	486
Total other expenses, net	(2,392)	(2,191)	(4,988)	(7,372)

Net income / (loss)	35,244	(72,865)	83,537	(53,855)

Earnings/ (loss) per share, basic	0.63	(1.19)	1.63	(0.89)
Earnings /(loss) per share, diluted	0.62	(1.19)	1.54	(0.89)
Weighted average number of shares outstanding, basic	55,873,973	61,049,760	51,201,845	60,813,996
Weighted average number of shares outstanding, diluted	56,971,504	61,049,760	54,200,802	60,813,996

Unaudited Consolidated Condensed Balance Sheets

(Expressed in thousands of U.S. dollars)

	December 31, 2008	September 30, 2009
ASSETS
Cash and restricted cash	31,961	35,751
Other current assets	10,312	14,698
Vessel held for sale	-	19,250
TOTAL CURRENT ASSETS	42,273	69,699

Fixed assets, net	821,284	681,775

Restricted cash	12,010	27,510
Other non-current assets	15,809	2,039
TOTAL ASSETS	891,376	781,023

Current portion of long-term debt	49,250	60,400
Other current liabilities	8,037	11,162
TOTAL CURRENT LIABILITIES	57,287	71,562

Long-term debt	247,250	199,100
Other non-current liabilities	26,699	3,495
TOTAL LIABILITIES	331,236	274,157

STOCKHOLDERS' EQUITY	560,140	506,866

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	891,376	781,023

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	9 months ended September 30, 2008	9 months ended September 30, 2009

Net cash provided by operating activities	83,692	58,977

Net cash (used in) investing activities	(440,789)	(21,544)

Net cash provided by/(used in) financing activities	343,006	(38,399)

EBITDA and adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, (“U.S. GAAP”), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, non-cash gain or loss related to early time charter termination and expenses relating to the amortization of stock -based compensation recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company’s fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	3 months period ended September 30, 2008	3 months period ended September 30, 2009	9 months period ended September 30, 2008	9 months period ended September 30, 2009

Net cash provided by operating activities	36,045	16,841	83,692	58,977
Net increase in current assets	618	2,772	2,500	3,127
Net (increase)/decrease in current liabilities, excluding currrent portion of long term debt	(4,864)	6,826	(12,954)	667
Amortization of fair value of above/below market acquired time charter agreements	16,892	47	51,811	5,405
Vessel impairment loss/ adjustment	1,017	(75,092)	(3,625)	(75,092)
Other non cash charges	31	(6)	(43)	(6)
Amortization of deferred finance charges	(66)	(313)	(147)	(498)
Stock – based compensation	(436)	(84)	(2,658)	(1,750)
Change in fair value of derivatives	-	-	-	(251)
Non-cash (loss)/gain on time charter agreement termination	-	(10,137)	-	782
Net Interest expense	2,392	2,191	4,988	7,372
EBITDA	51,629	(56,955)	123,564	(1,267)
Less:
Amortization of fair value of above/below market acquired time charter agreements	(16,892)	(47)	(51,811)	(5,405)
Vessel impairment adjustment	(1,017)	-	-	-
Non-cash (gain) on time charter agreement termination	-	-	-	(782)
Plus:
Stock – based compensation	436	84	2,658	1,750
Change in fair value of derivatives	-	-	-	251
Non-cash loss on time charter agreement termination		10,137		-
Vessel impairment loss		75,092	3,625	75,092
Adjusted EBITDA	34,156	28,311	78,036	69,639

Results of the 2009 Annual General Meeting

All proposals on the agenda at the 2009 Annual Meeting of Shareholders held on, November 23, 2009 at the Company’s executive offices were approved and adopted.

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results tomorrow, Tuesday, November 24, 2009, at 9:30 a.m., Eastern Standard Time (EST).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until December 1, 2009. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW” respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers.  The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 10.5 years and a combined cargo carrying capacity of 1,106,253 deadweight tons.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts :

Company:

George Syllantavos

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
7 Fragoklisias Str.
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: November 23, 2009	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President